Exhibit 99.3

Stikeman Elliott LLP    Barristers & Solicitors

1155 René Lévesque Blvd. West, 40th Floor, Montreal, Quebec, Canada H3B 3V2

Tel:(514) 397-3000 Fax: (514) 397-3222 www.stikeman.com

CONSENT OF STIKEMAN ELLIOTT LLP

We hereby consent to being named in the registration statement on Form F-10 filed by Bell Canada on June 12, 2013, as such may thereafter be amended or supplemented, and in the prospectus contained therein, on the cover page and under the headings “Legal Matters” and “Interest of Experts” and in connection with our legal opinions set out under the headings “Eligibility for Investment” and “Material Canadian Tax Considerations”, which opinions are provided as of the date of the prospectus. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

DATED: June 12, 2013

Yours truly,

/s/ Stikeman Elliott LLP